Exhibit 4.13


                             McKim and Company, LLC.
                           730 5th Avenue - Suite 2102
                            New York, New York 10022


                                                                  August 1, 2005


Donald Taylor,
President
Branded Media Corporation
425 Madison Avenue - Penthouse
New York, New York 10017

Dear Mr. Taylor:

     Pursuant to our discussions, the purpose of this letter is to confirm our agreement regarding the scope and terms for the retention of McKim Capital, Inc. ("McKim") as the non-exclusive financial advisor to Branded Media Corporation, and any subsidiaries and affiliates ("Branded Media" or the "Company"). McKim will assist the Company, on a best efforts basis, with regard to the sale by the Company of up to $6 million of Preferred Stock to institutional or accredited investors (as defined in Regulation D of the Securities Act of 1933) in connection with the execution of Branded Media's business plan (the "Offering"). Said Preferred Stock shall be in a form and shall contain the terms as negotiated between McKim and Branded Media. The term of this Agreement shall be until the closing date of the Company's Offering or until October 31, 2005, whichever occurs first.

     As an advisor to the Company pursuant to this Agreement, McKim will provide the services necessary to assist the Company and its agents including the following:

A. Assisting in the evaluation of the Company's current and prospective financial condition;

B. Assisting in the performance of such financial or business analyses as are needed to properly advise the Company in its sale of the Preferred Stock (all legal analysis and opinions are the sole responsibility of the Company);

C. Assisting in the introduction and negotiation of potential institutional and individual investors for the Preferred Stock financing being offered and sold by the Company.

     Any additional services shall be subject to further negotiation and agreement between the Company and McKim, including a provision for additional fees.

     In conjunction with the steps outlined above, the Company agrees to provide McKim with necessary assistance and information required at all steps and to have management available as required. McKim will be entitled to rely on information provided by the Company, and its directors, officers, employees, counsel, accountants and/or other advisors, which McKim reasonably deems

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appropriate, without assuming any responsibility for independent investigation or verification thereof. McKim agrees that all activities on behalf of the Company are confidential.

     McKim's compensation for acting as advisor to the Company in connection with this Agreement shall be comprised of the indemnity described below and the following terms:

1. McKim shall receive a 8% cash fee for any monies raised from investors who are identified by McKim ("Prospective Investors") and who subsequently participate in the Offering ("Actual Investors") within eighteen (18) months following the termination of this Agreement. A complete list of any potential investors already identified by the Company will be provided to McKim within 10 business days of the execution of this Agreement.

2. In addition, McKim shall receive warrants to purchase 10% of the number of shares of common stock into which the Preferred Stock sold by the Company to Actual Investors is convertible, exercisable at l05% of the sales or conversion price of the Preferred Stock. The warrants will be satisfactory in form and substance to McKim and the Company's respective counsel. The warrants will expire seven years from the date of issuance, will have appropriate cashless exercise rights and will be able to be allocated among McKim's members.

     Upon completion of a minimum of $5,000,000 of the Offering, the Company shall agree to inform McKim for a period of 18 months about all private financing arrangements for the Company (other than conventional banking arrangements, borrowing and commercial debt financing and discrete unrelated transactions of not more than $250,000). McKim shall have the right to present the Company with comparable alternative financing options in writing within fifteen business days of receipt of a written term sheet describing such proposed transaction in reasonable detail.

     Since McKim will be acting on behalf of the Company, the Company agrees to indemnify and hold McKim harmless for its reasonable and customary activities related to its advisory services for the Company in accordance with the terms set forth in the separate indemnification agreement attached hereto and dated the date hereof. Notwithstanding the foregoing, McKim shall at all times be an independent contractor hereunder, rather than a co-venturer, agent, employee or representative of the Company.

     This Agreement may be terminated either by McKim or by the Company after two months from execution by the Company upon 30 days' written notice to the other party. In the event of any such termination by either party, McKim shall be entitled to receive all compensation described herein. The indemnification and reimbursement provisions contained herein shall remain in full force and effect in case of termination by either party.

     In the event of a dispute between McKim and the Company with regard to any of the terms of this Agreement that results in litigation or arbitration, both parties agree that reasonable attorney's fees and costs shall be awarded to the prevailing party.

         If this Agreement is determined to be void or otherwise unenforceable, the Company understands that McKim will be entitled to recover for its services under the equitable theory of unjust enrichment or "quantum meruit." Such a

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theory permits recovery for the equitable value of products or services where there is no contract in place expressly providing for such a recovery.

         If the terms of this Agreement are acceptable to you and you believe you may have an interest in pursuing this transaction, please sign and return one of the originals to us. Please feel free to contact me directly at (646) 521-8572 if you have any questions. We very much look forward to working with you on this important assignment.

                                                     Sincerely,
                                                     McKim & Company LLC


                                                     By: /s/ James J. Cahill
                                                         -----------------------
                                                             James J. Cahill
                                                              CEO

Agreed to and Accepted by:
Branded Media Corporation


By: /s/ Donald Taylor
    --------------------------
        Donald Taylor
        President